Exhibit 2
The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2007

This interim Management’s Discussion and Analysis prepared as at April 26, 2007 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2006. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares now trade on the NASDAQ National Market and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
On April 23, 2007, the Company announced that it will undertake a review of its business strategy. The Board of Directors has directed management of the Company to consider strategic alternatives to maximize value for shareholders.
Consolidated Results — Three Months ended March 31, 2007
For the three months ended March 31, 2007, the Company reported a net loss of $6.7 million compared to a net loss of $18.0 million for the three months ended March 31, 2006. Revenues for the three months ended March 31, 2007 were $6.1 million compared to $7.3 million for the same period in 2006. The net loss for the three months ended March 31, 2007 included a dilution gain of $4.5 million which is discussed in note 3 to the interim consolidated financial statements for the three months ended March 31, 2007.
Operating costs for the first quarter of 2007 of $18.2 million were $8.4 million less than the $26.6 million of operating costs incurred in the same period of 2006. This reduction reflects lower manufacturing costs at Nucryst primarily related to lower product shipments and lower research and development spending at both iFire and Nucryst.
Corporate costs for the three months ended March 31, 2007 were $1.4 million compared to $4.8 million in the comparable period in 2006. This reduction primarily reflects $3.1 million of lower stock-based compensation costs incurred in the first quarter of 2007 compared to the first quarter of 2006 as a result of a decrease in the Company’s share price in the first quarter of 2007 and an increase in the Company’s share price in the first quarter of 2006.
Interest income was $0.5 million for the three months ended March 31, 2007, compared to $0.9 million in the same period in 2006.
Foreign exchange losses reflecting the strengthening of the Canadian dollar were $0.3 million for the three months ended March 31, 2007 and $0.5 million for the same period in 2006.
Consolidated Results (continued)
Operating costs in the first three months of 2007 compared to the same period in 2006 are as follows:

	Three months ended March 31
		% of		% of
($millions)	2007	Revenue	2006	Revenue

Manufacturing	$3.5	57%	$4.7	66%
Research and development	7.8	128%	12.2	168%
General and administrative	1.9	31%	1.4	19%
Depreciation and amortization	3.6	59%	3.5	49%
Corporate costs	1.4	22%	4.8	66%

	$18.2	297%	$26.6	368%

Operations
Operations reflect the results of the Company’s subsidiaries, iFire and Nucryst.
iFire Technology Corp. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market.
iFire’s operating loss for the three months ended March 31, 2007 was $8.6 million compared to $11.4 million for the same period in 2006. This reduced operating loss reflects lower research and development spending related to the operation of iFire’s pilot manufacturing facility and $1.3 million in stock-based compensation expense in the first quarter of 2006.
During 2006, iFire’s operations in the pilot facility were primarily focused on process control projects to reduce variability to levels expected for a manufacturing environment, particularly in luminance, life and uniformity. iFire has produced and tested thousands of 2” x 2” pixels for this data analysis and progress has been made to tighten the variability on the parameters important to potential manufacturing partners. In 2007, additional work is ongoing to reduce variability and there can be no certainty as to when this will be successfully completed. Once completed, the processes used on pixels will be transferred to larger format display prototypes and further optimized.
iFire Outlook — The 2007 outlook for iFire is for expenditures on research and development to continue at levels comparable to the first quarter of 2007. iFire intends to pursue a strategy to realize the maximum value for its technology which may include developing relationships with major electronics companies with a view to jointly exploiting the development and commercialization of its flat panel display technology. Financing requirements will not be determinable until terms of a commercial arrangement are negotiated. Capital expenditures at iFire are expected to be nominal for the remainder of 2007.
Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes medical products based on its noble metal nanocrystalline technology. On December 29, 2005, Nucryst completed its initial public offering of 4.5 million common shares and at December 31, 2006 and March 31, 2007 Westaim owned 74.8% of Nucryst’s common shares. Nucryst’s operating loss for the first quarter of 2007 was $2.2 million compared to $3.3 million in the first quarter of 2006. Total product related revenue in the first quarter of 2007 decreased 16.4% to $6.1 million compared to $7.3 million in the same period in 2006 reflecting reduced shipments to Smith & Nephew plc (“Smith & Nephew”). High order levels in the first quarter of 2006 were the result of Smith & Nephew’s decision to build Acticoat™ inventory levels in 2006. Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2007

Operations (continued)
The financial results of Nucryst for the first three months of 2007 compared to the first three months of 2006 are as follows:

	Three months ended March 31
($millions)	2007	2006

Wound care product revenue	$6.1	$7.3
Manufacturing costs (1)	3.7	5.0
Wound care product gross margin	2.4	2.3
Nucryst operating loss	$(2.2)	$(3.3)

(1)	Manufacturing costs include related depreciation
Nucryst is currently completing an additional production line at its Fort Saskatchewan, Alberta facility which is expected to be operational by mid 2007.
Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. One product candidate is a topical cream containing its nanocrystalline silver powder referred to as NPI 32101 for the treatment of skin conditions.
In clinical studies completed in 2006, NPI 32101 cream was well tolerated and the incidence of all adverse events was low and was not different among the NPI 32101 treated groups and the placebo treated patients. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this safe, stable antimicrobial cream to market. In December 2006, Nucryst filed a 510-K with the U.S. Food & Drug Administration for its NPI 32101 cream.
Based on preclinical results in a variety of in vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is also focusing its efforts on pre-clinical research on the use of NPI 32101 for the treatment of gastrointestinal conditions.
Nucryst Outlook — The Company believes the outlook for Nucryst is for stable licensing revenues. The markets for ActicoatTM wound care products continue to be highly competitive as new silver products enter the market and manufacturing cost reimbursement revenues may decline as Nucryst does not expect Smith & Nephew to continue to build inventory levels as it did in 2006. Although research and development expenditures are expected to decline in 2007, the Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to pre-clinical research into new medical products. Capital expenditures at Nucryst are not expected to be significant for the balance of 2007.
Contractual Commitments
The Company’s contractual commitments as at March 31, 2007 are as follows:

	Payments due by Period
		Less			More
		than	1 – 3	3 – 5	than
($millions)	Total	1 Year	Years	Years	5 Years

Operating lease obligations	$4.7	$1.2	$2.1	$1.3	$0.1
Supplier purchase obligations	2.7	2.7	—	—	—

	$7.4	$3.9	$2.1	$1.3	$0.1

Liquidity and Capital Resources
At March 31, 2007, the Company had consolidated cash and short-term investments of $51.7 million, compared to $62.8 million at December 31, 2006.
Liquidity and Capital Resources (continued)
Cash used in operating activities amounted to $7.8 million, which is $8.8 million less than the $16.6 million used in the same period in 2006. This reduced use of cash reflects the lower operating losses at Nucryst and iFire, discussed above, as well as working capital changes. Capital expenditures of $0.8 million in the first quarter of 2007 were $1.3 million less than the same period in 2006 reflecting capital projects that were underway at iFire and Nucryst in 2006.
Cash was reduced by $2.3 million in the first quarter of 2007 when the Company’s interest in a subsidiary was reduced from 100% to 22.1%.
At March 31, 2007, Nucryst had cash and short-term investments of $21.2 million compared to $22.1 million at December 31, 2006. This decrease reflects net cash used in operations of $0.3 million and capital expenditure of $0.6 million. These funds are not accessible by the Company to fund its own operations or the future operations and capital projects at iFire.
Westaim’s total capital expenditures and capital commitments are not expected to be significant for the balance of 2007.
Share Capital
As at April 26, 2007, the Company had 94,023,758 common shares outstanding and 4,896,900 options outstanding, exercisable for common shares.
Quarterly Financial Information

	Q1	Q4	Q3	Q2
(000, except per share data)	2007	2006	2006	2006

Revenue from continuing operations	$6,131	$5,140	$8,203	$6,995
Net loss	$(6,700)	$(11,019)	$(9,552)	$(11,980)
Net loss per common share — basic and diluted	$(0.07)	$(0.12)	$(0.10)	$(0.13)

	Q1	Q4	Q3	Q2
	2006	2005	2005	2005

Revenue from continuing operations	$7,253	$5,607	$12,268	$5,708
(Loss) income from continuing operations	$(18,006)	$19,483	$(5,130)	$(11,003)
(Loss) income per common share from continuing operations — basic and diluted	$(0.19)	$0.21	$(0.06)	$(0.12)
Net (loss) income	$(18,006)	$21,998	$(5,042)	$(10,218)
Net (loss) income per common share — basic and diluted	$(0.19)	$0.24	$(0.05)	$(0.11)

Disclosure Controls and Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2007 and in respect of the most recent 2007 interim reporting period.
The Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”).
As part of its annual assessment process, Management evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, and concluded that such internal control over financial reporting was effective. There were no material weaknesses identified by

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2007

Disclosure Controls and Internal Controls over Financial Reporting (continued)
Management in this regard. There have been no changes in internal control over financial reporting during the three months ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Critical Accounting Policies and Recently Adopted Accounting Pronouncements
The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Changes in Significant Accounting Policies
Financial Instruments, Hedges, Comprehensive Income and Equity
Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3856, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3861, Financial Instruments — Disclosure and Presentation, with respect to the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. These standards were adopted retroactively without restating prior years.
On adoption of Section 1530, Comprehensive Income, the Company prepared an additional statement, Consolidated Statement of Comprehensive Income, as part of the interim consolidated financial statements.
For a description of the other principal changes on adoption of these new standards and for further details on changes in significant accounting policies, refer to Note 1 to the interim consolidated financial statements for the three months ended March 31, 2007.
Accounting Changes
Effective January 1, 2007, the Company also adopted CICA Handbook Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company determined that the application of this Section did not have any impact on the interim consolidated financial statements.
Future Changes in Significant Accounting Policies
Capital Disclosure
In November 2006, the CICA issued new Handbook Section 1535, Capital Disclosures, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies, and processes for managing capital. This new standard is not expected to have a material effect on the Company’s consolidated financial statements.
Future Changes in Significant Accounting Policies (continued)
Disclosure and Presentation of Financial Instruments
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation, which will replace Section 3861, Financial Instruments — Disclosure and Presentation. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former Presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is currently assessing the impact these new standards will have on its consolidated financial statements.
Convergence with International Reporting Standards
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “strategy”, “objective”, “ongoing”, “may”, “will”, “outlook”, “intends”, “view”, “believes”, “estimated”, “expect”, “expected”, “increase”, “focusing”, “likely” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning estimations related to valuation of the grant of options to purchase common shares of the Company; commercialization strategies, alternatives and objectives of the Company; technology development and investment strategies of the Company; strategic alternatives to maximize value for shareholders; expectations related to development, transfer and optimization of manufacturing processes; strategies relating to exploiting the development and commercialization of iFire’s flat panel display technology; expectations regarding iFire display production; expectations regarding research and development expenditure levels; statements relating to financing requirements of the Company; Nucryst new product development; the potential of NPI 32101 as a pharmaceutical agent and the focus of Nucryst’s pre-clinical research on that product; the expected completion of Nucryst facility expansion in Fort Saskatchewan and increased production capacity from that facility; projections regarding Nucryst sales and revenue; the outlook for stable Nucryst licensing revenues; projections regarding Nucryst manufacturing cost reimbursement revenues; expectations concerning Smith & Nephew inventory levels; statements regarding Nucryst’s earnings being offset by new product pre-clinical research; expectations regarding research and development expenditures; expected capital expenditures and capital commitments; the likely effect of changes to internal controls; appropriateness of estimates for valuation of assets and liabilities; and expectations regarding the likely effect of new accounting standards for capital disclosure. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing Nucryst facility expansions, and with achieving iFire timing targets for manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31
(thousands of dollars except per share data)	2007	2006

Revenue	$6,131	$7,253
Costs
Manufacturing	3,467	4,756
Research and development	7,826	12,153
General and administrative	1,873	1,393
Depreciation and amortization	3,616	3,521
Corporate costs	1,375	4,768

Operating loss	(12,026)	(19,338)

Foreign exchange losses	(281)	(466)
Interest income	535	921
Loss on disposal of capital assets	—	(68)
Dilution gain (note 3)	4,525	—
Gain on issuance of shares of subsidiary (note 2)	1	145
Non-controlling interest (note 2)	550	842

Loss from operations before income taxes	(6,696)	(17,964)

Income tax expense	(4)	(42)

Net loss for the period	$(6,700)	$(18,006)

Net loss per common share — basic and diluted (note 7)	$(0.07)	$(0.19)

Weighted average number of common shares outstanding (thousands)	93,992	92,922

Consolidated Statements of Comprehensive Loss

Net loss for the period	$(6,700)	$(18,006)
Unrealized loss on translation of net foreign operations	(62)	(125)

Total comprehensive loss	$(6,762)	$(18,131)

Consolidated Statements of Deficit

Deficit at beginning of period	$(317,848)	$(267,291)
Net loss	(6,700)	(18,006)

Deficit at end of period	$(324,548)	$(285,297)

The Westaim Corporation
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2007	2006

ASSETS

Current
Cash and cash equivalents	$47,564	$45,381
Short-term investments	4,104	17,451
Accounts receivable	7,122	8,314
Inventories	8,669	8,506
Other	658	604

	68,117	80,256

Capital assets	61,347	63,958
Intangible assets	3,924	4,125

	$133,388	$148,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$6,416	$7,797
Current portion of long-term debt (note 4)	—	8,000

	6,416	15,797

Deferred gain (note 3)	1,284	—

Provision for site restoration	6,760	6,760

	14,460	22,557

Non-controlling interest (note 2)	12,268	12,805

Shareholders’ equity Common shares (note 5)	426,173	426,122
Contributed surplus (note 6)	5,773	5,379
Accumulated other comprehensive loss (note 1)	(738)	(676)
Deficit	(324,548)	(317,848)

	106,660	112,977

	$133,388	$148,339

The Westaim Corporation
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended March 31
(thousands of dollars)	2007	2006

Operating Activities
Loss from operations	$(6,700)	$(18,006)
Items not affecting cash
Dilution gain	(4,525)	—
Depreciation and amortization	3,616	3,521
Stock-based compensation expense	394	339
Non-controlling interest	(550)	(842)
Gain on issuance of shares of subsidiary	(1)	(145)
Foreign exchange on long-term debt	—	90
Foreign exchange on short-term investments	—	(254)
Loss on disposal of assets	—	68

Cash used in operations before non-cash working capital changes	(7,766)	(15,229)

Changes in non-cash working capital
Accounts receivable	1,157	(2,032)
Inventories	(165)	204
Other	(54)	73
Accounts payable and accrued liabilities	(992)	403

Cash used in operating activities	(7,820)	(16,581)

Investing activities
Capital expenditures	(830)	(2,150)
Maturity of short-term investments	17,451	3,954
Purchase of short-term investments	(4,104)	(16,040)
Intangible assets	(193)	(223)
Proceeds on disposal of capital assets	—	42

Cash provided from (used in) investing activities	12,324	(14,417)

Financing activities
Issuance of common shares of subsidiaries	14	104
Issuance of common shares	—	424
Net cash outflow on deconsolidation of former subsidiary (note 3)	(2,306)	—

Cash (used in) provided from financing activities	(2,292)	528

Effect of exchange rate changes on cash and cash equivalents	(29)	43

Net increase (decrease) in cash and cash equivalents	2,183	(30,427)
Cash and cash equivalents at beginning of period	45,381	115,673

Cash and cash equivalents at end of period	$47,564	$85,246

Cash and cash equivalents is comprised of:
Cash	$10,321	$6,941
Cash equivalents	37,243	78,305

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$300	$488

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2007 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 — Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited consolidated financial statements. All amounts are expressed in thousands of dollars except share and per share data.
Recently Adopted Accounting Pronouncements
In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a) In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the income statement in other comprehensive income as a separate component of shareholders’ equity.
Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive income (loss). At March 31, 2007, the balance of accumulated other comprehensive loss of $738 (December 31, 2006 — $676) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.
b) In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being: held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the income statement for the relevant period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income. All other financial assets and liabilities are accounted for at cost or at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. Section 3855 does not permit the restatement of financial statements of prior periods.
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007:
Note 1 — Significant Accounting Principles (continued)

Cash and cash equivalents	held-for-trading
Short-term investments	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities
The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.
Derivative instruments, including embedded derivatives, are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have an impact on the consolidated financial statements.
In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former Presentation requirements. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.
Note 2 — Non-controlling Interest
In December 2005, the Company’s formerly wholly owned subsidiary, Nucryst Pharmaceuticals Corp. (“Nucryst”), completed an initial public offering in which 4,500,000 common shares were issued at a price of US $10.00 per share. Net proceeds after commissions and expenses amounted to US $39,095 ($45,502). US $6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 75.3% after the conversion of the remaining term loan on January 27, 2006. The Company’s ownership in Nucryst was 74.8% at March 31, 2007 and December 31, 2006.
The Company continues to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statement of operations and consolidated balance sheet. The non-controlling interest for the three months ended March 31, 2007 amounted to $550 (2006 — $842). In addition, the Company recorded a gain on the issuance of shares of Nucryst of $1 in the first quarter of 2007 (2006 — $145).

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2007 (unaudited)
(thousands of dollars)

Note 3 — Dilution gain
On March 15, 2007, a subsidiary issued 11,954,000 common shares for proceeds of $5,977 to private investors which reduced the Company’s voting interest in the subsidiary to 22.1%. With this dilution in ownership, the net assets of the subsidiary are no longer consolidated and in the first quarter of 2007, the Company recorded a dilution gain of $4,525 resulting from a reduction in cash of $2,306, a reduction of long term debt of $8,000 and an increase in net working capital of $115. The Company also recorded a deferred gain of $1,284 at March 31, 2007 representing a deficiency in the investment. This investment is classified as an available-for-sale security. If the convertible debentures of the subsidiary are converted to common shares, the Company’s economic interest in the subsidiary will be reduced to approximately 15%.
As a result of this dilution event, the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures, and research and development tax credits have been reduced by approximately $16,000, $76,000 and $18,000 respectively.
Note 4 — Long-Term Debt
As at December 31, 2006, a wholly owned subsidiary of the Company had $8,000 of convertible debentures outstanding which had been issued to private investors. These debentures mature in July 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was deemed to be immaterial. Interest expense on these debentures for the three months ended March 31, 2007 amounted to $94 (2006 — $74). As a result of the dilution of the Company’s interest in this subsidiary to 22.1% in the first quarter of 2007, these debentures are no longer included in the Company’s consolidated financial statements (note 3).
In 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment used to upgrade iFire’s Toronto facility. The loan was drawn down during 2004 and 2005, carried an interest rate of 1.64% per annum and was repaid in full in Japanese Yen on June 30, 2006. The loan was secured by the assets financed under the agreement. As at March 31, 2006, the outstanding loan balance amounted to Yen 1,029,259,143 (CAD $10,402). The liability at March 31, 2006 included accrued interest expense of $179 which was payable at the end of the loan term. Interest expense in the quarter ended March 31, 2006 amounted to $42. In 2005 and 2006, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign exchange exposure of the loan. Unrealized losses on these hedges amounting to $1,409 as at March 31, 2006 were included in accounts payable and accrued liabilities. Realized and unrealized losses on the revaluation of these hedges to current exchange rates were included in foreign exchange in the consolidated statement of operations and amounted to $48 for the first quarter of 2006.
Note 5 — Capital Stock
Changes in the Company’s common shares outstanding for the three months ended March 31, 2007 and March 31, 2006 are as follows:

	Three months ended		Three months ended
	March 31, 2007		March 31, 2006
common shares (000)	Number	Stated Capital	Number	Stated Capital

Balance at beginning of period	93,979	$426,122	92,901	421,466
RSUs exercised	45	51	—	—
Stock options exercised	—	—	110	531

Balance at end of period	94,024	$426,173	93,011	$421,997

Note 5 — Capital Stock (continued)
In the first quarter of 2007, 45,000 shares were issued as settlement for 45,000 fully vested Restricted Share Units (“RSUs”). No options were exercised in the first quarter of 2007.
In the comparable period in 2006, 110,000 options were exercised at a weighted average price of $3.85, and $108 relating to the fair value of these options was reclassified from contributed surplus to share capital.
Note 6 — Stock-based Compensation Plans
Employee and Director Stock Options — Changes under the Company’s stock option plans for the three months ended March 31, 2007 and March 31, 2006 are as follows:

	Three months ended	Three months ended
common share stock options (000)	March 31, 2007	March 31, 2006

Outstanding at beginning of period	4,432	5,050
Granted	465	275
Exercised	—	(110)

Outstanding at end of period	4,897	5,215

In the first quarter of 2007, the Company issued 465,000 options (2006 — 275,000) for common shares of the Company at a weighted average exercise price of $1.23 (2006 — $6.18). In the first quarter of 2006, 110,000 options were exercised at a weighted average exercise price of $3.85.
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three months ended March 31, 2007, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $373 (2006 — $339) relating to stock options with a corresponding addition to contributed surplus.
The fair value of each option grant by the Company is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.93% (2006 — 3.89%), an average life of 7.0 years and a volatility of 63.57% (2006 — 58.08%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Directors’ Deferred Share Units — The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant.
Compensation recovery relating to DSUs during the three months ended March 31, 2007 amounted to $302 (2006 expense — $1,408) and as at March 31, 2007, a liability of $672 (December 31, 2006 — $974) has been accrued with respect to issued DSUs.
Restricted Share Unit Plan — The Company also maintains a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. Compensation recovery with respect to RSUs during the three months ended March 31, 2007 amounted to $200 (2006 expense — $772). The liability with respect to these units is accrued over the vesting period and amounted to $244 at March 31, 2007 (December 31, 2006 — $546). In the first quarter of 2007, RSUs with a value of $102 were settled with the issuance of 45,000 common shares of the Company and a cash payment of $51.
Stock Appreciation Rights — Employees of the Company, other than Executive Officers, are granted Stock Appreciation Rights (“SARs”). SARs are issued at the market value of the Company’s shares at date of grant, vest over three years and are

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2007 (unaudited)
(thousands of dollars)

Note 6 — Stock-based Compensation Plans (continued)
payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs are recognized as compensation expense over the vesting period. There was no accrued liability relating to SARs at March 31, 2007 or December 31, 2006. Compensation expense with respect to SARs during the three months ended March 31, 2007 amounted to $nil (2006 — $409).
For the three months ended March 31, 2007, corporate cost includes compensation recovery totaling $502 (2006 expense — $2,589) relating to DSUs, RSUs and SARs.
Subsidiary Stock-based Compensation Plans — SARs have been granted to employees of iFire. These SARs vest over time and may be settled with cash, shares of iFire or shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. Net changes in the value of subsidiary SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. There was no accrued liability relating to subsidiary SARs at March 31, 2007 or December 31, 2006. For the three months ended March 31, 2007, research and development, and general and administrative expenses included compensation expense relating to SARs of $nil (2006 — $1,267).
There were no Nucryst SARs outstanding at March 31, 2007 or December 31, 2006.
Nucryst Directors and certain Executives have been granted RSUs. These units are issued at the market value of a Nucryst share at date of grant, vest over two to three years and are payable in common shares of Nucryst. Net changes in the value of these RSUs is recognized as compensation expense over the vesting period with an offset to contributed surplus. For the three months ended March 31, 2007, general and administrative expenses included compensation expense relating to Nucryst RSUs of $21 (2006 — $nil).
Note 7 — Earnings per Share
The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is antidilutive for the three months ended March 31, 2007 and 2006. Dilutive securities, relating to stock-based compensation plans, totaled 3,750 for the first quarter of 2007 (2006 — 471,000).
Note 8 — Segmented Information

	Three months ended
	March 31, 2007	March 31, 2006

Revenue
Nucryst Pharmaceuticals	$6,131	$7,253

Operating Loss
Nucryst Pharmaceuticals	$(2,157)	$(3,341)
iFire Technology	(8,595)	(11,373)
Other (including corporate costs)	(1,274)	(4,624)

	$(12,026)	$(19,338)